Exhibit 1.01

Yingli Green Energy Holding Company Limited

Conflict Minerals Report

For The Year Ended December 31, 2014

This Conflict Minerals Report (the Report or CMR) for the year ended December 31, 2014 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). For the purpose of the required Reasonable Country of Origin Inquiry (RCOI), Yingli Green Energy Holding Company Limited (herein referred to as “Yingli Green Energy,” the “Company,” “we,” “us,” or “our”) continued to receive supply chain responses through May 27, 2015. The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this Report. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report to the SEC that includes a description of those due diligence measures.

The Report presented herein is not audited and no audit report of this Report has been prepared by an independent private sector auditor in reliance upon the temporary exemption provided by Item 1.01(c)(1)(vi) and Instruction 2 to Item 1.01 of Form SD. Pursuant to the Guidance released by the SEC, following the recent Court of Appeals Decision on the conflict minerals rule, we are not making any statement as to whether any of our products have not been found to be “DRC Conflict Free”. We will continue to follow the update of the conflict minerals rule, and take appropriate actions as needed.

1.                      Overview

We have performed comprehensive analysis of our PV module product components and excluded suppliers from the scope of our RCOI where the nature of the component indicated that those components were not likely to contain 3TG. Regarding the PV system, due to the complexity and variety of products manufactured, we have reached out relevant departments to determine the components that are likely to contain 3TG and subsequently the corresponding suppliers. Finally we have identified 25 direct suppliers for our PV modules and PV systems manufacturing that are within the scope of our RCOI (“Involved Suppliers”).

As we stated in the Form SD, we are unable to determine the origin of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we are required under the Rule to submit to the SEC a Report as an Exhibit to Form SD. This Report includes a discussion of the due diligence procedures performed, the ultimate determination of origin and conflict status reached, and the other disclosures required by the SEC.

In accordance with the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the Conflict Minerals Rule, this Report is available on our website www.yinglisolar.com/en/about/sustainability/.

2.                      Due Diligence Process

2.1              Design of Our Due Diligence

Our due diligence measures have been developed to conform, in all material respects, with the framework in OECD Guidance and the related supplements for gold and for tin, tantalum and tungsten.

2.2              Description of the Due Diligence Process Performed

2.2.1    Conflict Minerals Policy

We have adopted the following conflict minerals policy, which is publicly available on our website at www.yinglisolar.com/en/about/sustainability/.

Yingli Green Energy Holding Company Limited

Conflict Minerals Policy

Yingli Green Energy Holding Company Limited (“Yingli”) recognized the potential risks of significant adverse impacts which may be associated with the use of the minerals from the Democratic Republic of Congo (DRC) or adjoining countries (“covered countries”). Yingli fully supports the objectives of the Section 1502 (“Section 1502”) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“the Act”), which requires the disclosure of its use of “conflict minerals”. “Conflict minerals” include cassiterite (i.e. tin), columbite-tantalite (i.e. tantalum), gold, wolframite (i.e. tungsten), or their derivatives, and any other minerals or their derivatives determined in applicable laws and regulations.

Yingli is committed to the responsible sourcing of “conflict minerals”, such that the “conflict minerals” do not directly or indirectly finance or benefit armed groups in the “covered countries”. Yingli is committed to comply with the obligations as required under the Section 1502 of the Act, as well as the related rules and regulations issued by the U.S. Securities and Exchange Commission.

Yingli encourages its suppliers to better understand their use of the “conflict minerals”, and Yingli is committed to work with its suppliers to ensure responsible sourcing of the “conflict minerals”. Suppliers are expected to communicate with their suppliers regarding the subject, and track the source the “conflict minerals”.

If the components supplied to Yingli contain no “conflict minerals”, suppliers should provide evidences or declarations specifically regarding this matter. If the components supplied to Yingli do contain “conflict minerals”, suppliers should provide supporting documents on the source of “conflict minerals”. In either case, suppliers are expected to respond with appropriate actions in Yingli’s due diligence efforts regarding the source of “conflict minerals”.

Yingli will evaluate its relationships with its suppliers on an ongoing basis to ensure continued compliance with this policy. As such, Yingli will require its suppliers to agree and follow the requirements laid out in this policy. If a supplier refuses to cooperate or fails to meet the reasonable requirements requested by Yingli, Yingli may suspend its relationship with the supplier.

2.2.2    Management Systems

We have established a management system for conflict minerals. Our management system includes the development of a Conflict Minerals Task Force led by our Chief Financial Officer, and a team of subject matter experts from relevant functions such as, procurement, research and development, manufacture, information technology and legal affairs. A training session was provided to the team to understand the SEC requirements and our due diligence expectations. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by our Financial Controller and General Counsel, who act as the conflict minerals program managers. Senior management is briefed about the results of our due diligence efforts on a regular basis.

We have devised a series of procedures as guidance to instruct the conflict minerals team to perform all the necessary work in order to comply with the Rule, including the reasonable country of origin inquiry, due diligence, governance, and enhancements to be considered in the future. It also includes a number of red flags identified at the stage of the reasonable country of origin inquiry.

We have also set forth documentation and record maintenance mechanism to ensure the retaining of relevant documentation in our file archives.

2.2.3    Identify and Assess Risk in the Supply Chain

We conducted a survey of those Involved Suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and the Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template) for reference. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI’s website. The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals. Based on the Template, we adopted a questionnaire (the Questionnaire) that is substantially the same as the Templates.

Of these 25 Involved Suppliers, we received 23 responses to our request for information. We have relied on these Involved Suppliers’ responses to provide us with information about the source of conflict minerals contained in the components supplied to us. The Involved Suppliers are similarly reliant upon information provided by their upstream suppliers.

We reviewed the responses against criteria, to ensure the responses are not ambiguous, or the Involved Suppliers are able to provide evidence to support the responses in the Questionnaire. The criteria were developed to determine if further communication is required with the Involved Suppliers who have responded to us (Responsive Involved Suppliers), as we experienced the responses being incomplete responses as well as inconsistent in the Questionnaire. We have worked directly with all 23 Responsive Involved Suppliers to gather information, and made appropriate revision to the responses through telephone or conference calls with the representative of these Responsive Involved Suppliers.

We compared these names of smelters provided by the Responsive Involved Suppliers against the CFSI list of certified smelters to confirm whether the smelters are in the list or not.

2.2.4    Design and Implement a Strategy to Respond to Risks

We have developed a formal policy to manage non-compliant suppliers. We periodically report to the executive managements and/or Board of Directors with respect to our due diligence process and other issues identified. As we have required the Involved Suppliers to gather information from their upstream suppliers to identify the smelters of the conflict materials, in case where the conflict materials contained in the component supplied to us by an Involved Suppliers are not DRC conflict free, we will suspend the business cooperation with such Involved Suppliers provided that we could procure identical or similar component from alternative suppliers.

2.2.5    Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We rely upon recognized mechanisms such as the CFSI’s Conflict Free Smelter Program to audit smelters and refiners on their due diligence procedures.

3.       Due Diligence Results

3.1              Survey Responses

As stated above, we identified 25 Involved Suppliers. Of these 25 Involved Suppliers, we received 23 responses to our request for information.

20 of the 23 Responsive Involved Suppliers have disclosed 4 tin smelters and 1 gold smelter used to supply 3TG in their components supplied to us. Among the 5 smelters, we determined that 2 tin smelters used by 14 of such 20 Responsive Involved Suppliers were certified Conflict-Free by the CFSI but other 2 tin smelters and the gold smelter were not. The remaining 3 Responsive Involved Suppliers were unable to specify the smelters or refiners used to supply 3TG in their components supplied to us.

Therefore, with the exception of such 14 Responsive Involved Suppliers described above, we are unable to determine whether the conflict materials contained in the components supplied by the other 11 Involved Suppliers (including 9 Responsive Involved Suppliers and 2 Involved Suppliers that did not respond to us) are DRC conflict free or not.

3.2              Efforts to Determine Country of Origin of Mine or 3TG

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain. To do so, we have requested the Involved Suppliers to complete and return the Questionnaire. It is our determination that the smelters and refiners we gathered from our supply chain represent the most reasonable result we can make to determine the origin of the 3TG in our supply chain.

3.3     Smelters or Refiners Identified

We have adopted the OECD Guidance and traced back the origin of 3TG by identifying smelters, refineries or recyclers and scrap supplier sources. We leveraged CFSI and its CFS program to ensure that all certified smelters and refineries only use the ores that are conflict free from the DRC and covered countries.

As the result of our due diligence survey, from our supply chain, we have gathered 3 Chinese tin smelters: Yunnan Tin Company Limited, China Tin Group Co., Ltd., and Gejiu Zili Kuangye Co., Ltd., 1 Malaysian tin smelter: Malaysia Smelting Corporation, and 1 Chinese gold smelter: Yiyang Guonan Nonferrous Metals Co., Ltd. Among them, Yunnan Tin Company Limited and Malaysia Smelting Corporation are on the list of CFSI’s certified Conflict Free Smelters (CFS) list and considered to be conflict free, but the other 3 smelters are not on the CFS list (although China Tin Group Co., Ltd. is considered as an Active Smelter by the CFSI). There are 5 Involved Suppliers (including 3 Responsive Involved Suppliers and 2 Involved Suppliers that did not respond), as described above, unable to identify the smelters or refiners they use. As of now, we are unable to determine if the smelters used by these 5 Involved Suppliers are in the CFS list.

4.                   Steps to be Taken to Mitigate Risk

As we move towards developing our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

a. Include a conflict minerals flow-down clause in new or renewed supplier contracts.

b. Enhance supplier communication to improve due diligence data accuracy and completion.

c. Require Involved Suppliers to communicate with their upstream suppliers regarding the subject, and track the source of the “conflict minerals”.

d. Enhance the IT system of the company to incorporate conflict minerals topic.